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SEC FILE NUMBER
8-67511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MSC-BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 Centerpointe Drive, Suite 400
(No. and Street)

Lake Oswego	OR	97035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Diamos	(404) 536-6984	adiamos@msc-bd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd., Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Botchway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MSC-BD, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: Chief Executive Officer

CONRADO VEGA
Notary Public, State of Texas
My Comm. Exp. 03-31-2028
ID No. 132422136

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MSC-BD, LLC
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2024
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MSC-BD, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Statement of Changes in Member's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

Schedule I: Computation and Reconciliation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2024

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2024

Schedule III: Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2024

Report of Independent Registered Public Accounting Firm on the Company's Exemption Report

MSC-BD, LLC Exemption Report

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

General Assessment Reconciliation Pursuant to Form SIPC-7



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC-BD, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MSC-BD, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation and Reconciliation of Net Capital, the Computation for Determination of Reserve Requirements, and the Information Relating to the Position or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation and Reconciliation of Net Capital, the Computation for Determination of Reserve Requirements, and the Information Relating to the Position or Control Requirements are fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as MSC-BD, LLC's auditor since 2024.

Denver, Colorado
March 28, 2025

MSC-BD, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash	$	69,377
Accounts receivable		178,085
Other		18,450
Total Assets		**265,912**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions Payable	26,344
Accounts Payable and Accrued Expenses	1,497
Deferred Revenue	83,333
Total Liabilities	111,174
MEMBER'S EQUITY	154,738
Total liabilities and member's equity	$ 265,912

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES

Investment banking	$	830,939
Commissions		133
Other		968
Total revenues		832,040

EXPENSES

Commissions		261,810
Technology and communications		13,325
Professional fees		168,059
Other		20,317
Total expenses		463,511

NET INCOME	$	**368,529**

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

BALANCE, December 31, 2023	$	293,391
Contributions		25,803
Distributions		(532,985)
Net Income		368,529
BALANCE, December 31, 2024	$	**154,738**

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	368,529
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		149,160
Increase in other assets		(16,892)
Relief of accounts payable for capital contributions		15,803
Decrease in commissions payable		(22,581)
Decrease in accounts payable and accrued expenses		(315)
Increase in deferred revenue		68,333
Net cash provided by operating activities		562,037

CASH FLOWS FROM FINANCING ACTIVITIES:

Contributions		10,000
Distributions		(532,985)

NET CASH USED BY FINANCING ACTIVITIES (522,985)

NET DECREASE IN CASH 39,052

CASH, at beginning of year 30,325

CASH, at end of year $ **69,377**

NON-CASH FINANCING ACTIVITIES

Contributions $ 15,803

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

MSC-BD, LLC (the "Company") is a Florida limited liability company formed on July 10, 2006. As a limited liability company, the member's liability is limited to its investment. The Company is a wholly owned subsidiary of Madison Street Capital, LLC (the "Member"), an Illinois limited liability company. The Company is a broker-dealer and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority and approved to conduct private placements and provide investment banking, mergers and acquisitions, and financial and capital advisory services to clients in various industries. The Company also offers its customers mutual funds and variable annuity products.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Revenue from Contracts with Customers

The Company generates revenue through contracts with customers that include private placement services, advisory services related to capital raising and mergers & acquisitions transactions, and commission-based activities. Revenue recognition is determined based on individual contract terms and follows the principles outlined under ASC 606, Revenue from Contracts with Customers. Revenue is recognized when the Company satisfies a performance obligation by transferring a promised service to a customer. This may occur at a point in time or over time, depending on the nature of the agreement. The recognition and measurement of revenue require significant judgment, particularly in assessing: The timing of performance obligation satisfaction—whether fulfilled at a point in time or over time; the allocation of transaction prices when multiple performance obligations exist within a contract; the appropriate measure of progress for contracts recognized over time; whether revenue should be reported gross or net of certain costs; the application of constraints on variable consideration, particularly in cases involving future uncertainties.

Commission revenue is recognized at the point in time when an insurance policy is issued or renewed, as this represents the completion of the only performance obligation associated with such transactions.

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue from Contracts with Customers (Continued)

Revenue from private placement and advisory services is generally recognized at the closing date of the transaction or upon contract termination, as these events mark the fulfillment of contractual obligations. However, certain advisory agreements require revenue recognition over time, particularly when the services provided are simultaneously delivered by the Company and consumed by the customer. Advisory agreements often include nonrefundable retainer fees and success fees, which may be either fixed or based on a percentage of the transaction value. In certain circumstances, significant judgment is required to determine the appropriate timing and measure of progress for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines it with other promised goods or services until a distinct bundle is identified. In some cases, this results in the entire contract being treated as a single performance obligation. Unfulfilled retainers are recorded as deferred revenue on the Statement of Financial Condition. The Company has evaluated its non-refundable retainers to ensure they correspond to distinct performance obligations. As of December 31, 2024, retainers received for engagements where performance obligations had not yet been satisfied amounted to $83,333.

Certain retainer revenue is recognized at a point in time, specifically when specified deliverables are transferred to the customer. If a transaction does not reach completion or the engagement is not formally terminated, the portion of the retainer associated with satisfied performance obligations is recognized as revenue. For the year ended December 31, 2024, approximately $116,667 of retainer revenue was recognized under these conditions and is included in Investment Banking Revenue in the Statement of Operations.

Success fees are recognized upon transaction consummation, as this event satisfies the Company's only identified performance obligation.

The Company recognizes private placement fees upon the sale of each interest in an offering, as this event fulfills the performance obligation associated with the placement services.

Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions are based on historical experience, industry trends, and other relevant factors, including expectations of future events that are believed to be reasonable under the circumstances. Due to the inherent uncertainty in making estimates, actual results may differ from these estimates. Management regularly reviews and updates its estimates as necessary, and any revisions are recognized in the period in which they become known.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is organized as a single-member limited liability company (LLC) and is treated as a disregarded entity for federal income tax reporting purposes. As a result, the Company does not file a separate income tax return. Instead, all income, deductions, and tax-related effects of the Company's operations are passed through to its Member, which is taxed as a partnership.

The Company follows the provisions of FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate its tax positions to determine whether they are more likely than not to be sustained if examined by the relevant taxing authority. This evaluation includes considerations of the Company's entity classification as a pass-through entity and its decision not to file a separate return.

Based on its assessment, management has determined that the Company has no uncertain tax positions that would require recognition of a provision or liability for income taxes in the financial statements. The Company remains subject to examination by tax authorities for open tax years in accordance with applicable statutes of limitation.

Accounts Receivable

Accounts receivable represent non-interest-bearing, uncollateralized obligations due to the Company under the terms agreed upon with each customer. The Company evaluates the collectability of accounts receivable on an ongoing basis by analyzing historical collection experience, customer creditworthiness, and current economic conditions. Management conducts a regular review of outstanding balances to identify any potential credit losses. Based on this evaluation, no allowance for credit losses was deemed necessary as of the reporting date.

Segment Reporting

The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM") responsible for evaluating the Company's performance and making strategic decisions. The CODM primarily utilizes net income as the key metric in assessing business performance and forecasting financial results. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies applied in measuring segment performance are consistent with those outlined in the summary of significant accounting policies.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, both as defined.

At December 31, 2024, the Company had net capital of $(15,453), which was $(22,865) below its required minimum net capital of $7,412. The Company's ratio of aggregate indebtedness to net capital was (7.19) to 1.00.

NOTE 3 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events the required disclosures and/or adjustments.

NOTE 4 - CONTINGENCIES

The Company is periodically subject to litigation and regulatory matters in the normal course of business. As of December 31, 2024, the Company is involved in one pending litigation matter in which it is named as a defendant, along with multiple other broker-dealers.

The pending litigation relates to the sale of investments in a family of Funds, where investors and regulators have alleged that the Funds operated as a Ponzi scheme. Additionally, it has been alleged that the organizers and officers of the Funds engaged in undisclosed fee arrangements and improperly diverted assets from the Funds. The Company facilitated the sale of approximately $2 million in investments in these Funds.

At this time, the outcome and potential financial impact of the litigation remain uncertain. The Company continues to monitor the matter closely and will assess any developments as they arise.

NOTE 5 - CONCENTRATIONS

Approximately 92% of the Company's investment banking revenue was earned from four customers. Approximately 98% of accounts receivable at December 31. 2024, is due from one customer.

NOTE 6   -   RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its president and chief compliance officer at no cost to the Company.

A sister company at times pays or assumes operating expenses of the Company for which it subsequently forgives the amount to which it is entitled to be reimbursed. During 2024, the sister company paid or assumed approximately $5,803 of such expenses of the Company which were forgiven by the sister company. This amount has been included as contribution within the accompanying Statement of Changes in Member's Equity.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

SUPPLEMENTARY INFORMATION

MSC-BD, LLC

Schedule I
Computation and Reconciliation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2024

NET CAPITAL

Member's equity	$	154,738
Non-allowable assets:		
Accounts receivable, net		151,741
Other assets		18,450
Total non-allowable assets		170,191
NET CAPITAL	$	(15,453)
Minimum requirement (greater of 6-2/3 % of aggregate indebtedness or $5,000)		7,412
Excess net capital		(22,865)
AGGREGATE INDEBTEDNESS:	$	111,174
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		(7.19) to 1.00

**Reconciliation of net capital as reported on the Company's
Form X-17A-5 filing as of December 31, 2024**

Net Capital as of reported on Form X-17A-5	$	32,443
Adjustments:		
Increase in Non-Allowable Assets		(10,500)
Decrease Iin Shareholder's Equity		(37,396)
Net Capital per above computation	$	(15,453)

*See the report of independent registered public accounting firm

---

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2024

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2024

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC-BD, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) MSC-BD, LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the year from January 1, 2024 through December 31, 2024 without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
March 28, 2025



MSC-BD, LLC'S EXEMPTION REPORT

We, as members of management of MSC-BD, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving the issuance and renewal of variable annuities, placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2024 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1 to December 31, 2024 without exception.

_____
Charles Botchway, CEO
March 28, 2025



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD• SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
MSC-BD, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2024, which were agreed to by MSC-BD, LLC (the "Company") the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company`s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company`s management is responsible for the Company`s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2024, with the amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
March 28, 2025

MSC-BD, LLC
General Assessment Reconciliation Pursuant to Form SIPC-7
December 31, 2024

General Assessment per Form SIPC-7, including interest	$	1,321
Less payments made with Form SIPC-6		(183)
Amount paid with Form SIPC-7	$	1,138

*See the accompanying Report of Independent Public Accounting Firm on applying Agreed-Upon Procedures.